Mail Stop 7010

September 27, 2005

via U.S. mail and facsimile

Maarten Hemsley, Chief Financial Officer
2751 Centerville Road, Suite 3131
Wilmington, Delaware 19803

	RE:	Sterling Construction Company, Inc.
		Form 10- K for the Fiscal Year Ended December 31, 2004
		Filed March 29, 2005
		File No. 1-31993

Dear Mr. Hemsley:

We have reviewed your response letter dated August 25, 2005 and have the following additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis, page 10

Prior Comment 2 - Cash Flow, page 15
1. We believe your proposed disclosures should be enhanced to address the following additional comments:

* You attribute the change in cost and estimated earnings in excess
of billings on uncompleted contracts to timing differences and gross
profit adjustments on certain projects.   Your reference to timing
differences as a factor for the increase does not provide useful information to the investor, instead we would expect a discussion of specific events or transactions driving the timing differences. Please revise your disclosure to enhance your analysis.

* Please expand your disclosures to address the nature and dollar amount of the gross profit adjustments and clarify why such adjustments were necessary. Clarify whether these adjustments impacted the revenue you recognized during the year ended December 31, 2004 and if so expand your disclosures within your discussion of your results of operations to address these adjustments.

* You indicate that the decrease in billings in excess of costs and estimated earnings on uncompleted contracts was due to the use during the period of advance payments for mobilization received in prior periods on certain contracts. Please clarify what you mean by this.

Prior Comment 3 - Contractual Obligations, page 11
2. We have read your revised disclosure to discuss the interest payments related to your long-term debt. Based on this disclosure, it is unclear to us whether you included the estimated future interest payments related to your Revolving Lines of Credit. Please revise your disclosures to clarify and if necessary include these amounts in your estimated future interest payments.

You disclose that the Construction Segment generally has back-to-back agreements to assure the supply of required materials, services, and sub-contracting. If these agreements represent purchase obligations as defined by Item 303 (5) (ii) (D) of Regulation S-K, please include these amounts in your tabular disclosure of contractual obligations.

Prior Comment 4 - Results of Operations, pages 16-18
3. We have read your revised disclosure and note that you have not addressed the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using this measure and the substantive reasons why management believes this measure provides useful information to investors. Please revise your disclosure as previously requested to address all the disclosure requirements set forth in Question 8 to our Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures. Please ensure that when you discuss the material limitations associated with the use of the non-
GAAP measure that you individually address the limitations associated with the elimination of interest expense, taxes, depreciation and amortization.

Prior Comment 5 - Results of Operations, pages 16-18
4. We have read your proposed disclosure to our prior comment five.
Please expand your proposed disclosure to more clearly address the material impact that the reversal of the tax valuation allowance had on your results of operations. Specifically address why it was appropriate to decrease your valuation allowance in 2004 and 2003 and the impact these decreases had on the income tax benefit (expense) you recognized in 2004 and 2003.

Prior Comment 6 - Note 4 - Investment in Affiliated Company, page
33
5. We note your response to prior comment six which indicates that at the time the put was initially recorded you followed the guidance of
EITF 00-6. However, it is unclear to us from your response whether following the adoption of SFAS 150 in the third quarter of fiscal year 2003, that you appropriately followed the initial and subsequent measurement guidance set forth in paragraphs 21 and 22 of SFAS 150.
Please refer also to paragraphs 19 and 20 of EITF 00-6 and tell us how you appropriately considered the measurement guidance of SFAS
150. In this regard, we note you entered into the Restructuring Agreement dated September 25, 2003 which changed the payment terms of the Put Agreement. We note that the Alternate Exercise Price Payment
Method under the Restructuring Agreement was $2.4 million in cash, a
$6.4 million 12% five year note (Five-Year Note) and a $3.2 million
14% five-year subordinated cash availability (Cash Availability
Note). We also note that the Company had sixty days after the Put Execution Date in which to negotiate with the selling stockholders the issuance of shares in lieu of the issuance of some or all of the
Cash Availability Notes. Given the cash payments required by the Put
Agreement, it is unclear to us why you continued to record the Put Agreement at fair value rather than at its redemption amount in accordance with paragraph 22 of SFAS 150. Please advise.

Prior Comment 7 - Note 5 - Subordinated Zero Coupon Notes, page 36
6. We have read your response to our prior comment seven. Please address why the accretion of the discount of these notes is not reflected as an adjustment to reconcile income from operations to net cash provided by operating activities within your Consolidated Statements of Cash Flows for the periods the zero coupon notes were outstanding.




Prior Comment 8 - Note 6 - Financial Instruments, page 39
7. Please revise your disclosure regarding the notes held by management and directors to better describe your assessment of fair value, as noted in your response.

Prior Comment 10 - Note 15 - Litigation, page 47
8. As part of your response you clarified that you believe the Ames matter not to be material to your results of operations and liquidity, however, you have not revised your disclosure to incorporate this information. Please revise your disclosure accordingly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Prior Comment 12 - Item 9(A) - Controls and Procedures, page 15
9. Please revise your disclosure to state whether there have been any changes in your internal control over financial reporting for the period.


*    *    *    *


      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker at (202) 551-3691, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


								Nili Shah
								Accounting Branch Chief
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Mr. Hemsley
Sterling Construction Company, Inc.
September 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE